Exhibit 5.1

June 29, 2018

DISH Network Corporation
9601 S. Meridian Blvd.
Englewood, CO 80112

Re:Post-Effective Amendment to Registration Statement on Form S-8  File No. 333-159461 (the “Registration Statement”)

Ladies and Gentleman:

I am Executive Vice President and General Counsel of DISH Network Corporation, a Nevada corporation (“DISH Network” or the “Company”).  I have acted as counsel in connection with the registration of up to 80,000,000 shares of the Company’s Class A Common Stock, par value $0.01 per share (the “Common Shares”), which may be issued from time to time under (1) the DISH Network 2009 Stock Incentive Plan (the “Incentive Plan”); and (2) the DISH Network Amended and Restated Employee Stock Purchase Plan (the “ESPP” and, together with the Incentive Plan, the “Plans”).

I have reviewed originals, or copies certified or otherwise identified to my satisfaction as copies of originals, of the various proceedings taken by the Company to authorize the issuance of such Common Shares, and I have examined such other agreements, instruments, documents and corporate records of the Company as I have deemed necessary or appropriate in order to deliver this opinion.

Based upon the foregoing and having regard for such legal considerations as I deem relevant, I am of the opinion that the Common Shares of the Company issuable pursuant to the Plans have been duly authorized for issuance and, when issued in accordance with the Plans, will be legally issued, fully paid and non-assessable.

I am admitted to practice only in the State of Colorado and do not purport to be an expert on the laws of any other jurisdiction other than the laws of the State of Colorado and Federal law.

I consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Plans.

Very truly yours,

DISH NETWORK CORPORATION

/s/  Timothy A. Messner

Timothy A. Messner

Executive Vice President and General Counsel